October 26, 2010
Via Electronic Submission
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Horizon Technology Finance Corporation Registration Statement on Form N-2 File No. 333-165570
Ladies and Gentlemen:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Morgan Stanley & Co. Incorporated and UBS Securities LLC, as representatives of the several Underwriters, hereby join in the request of Horizon Technology Finance Corporation that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on October 28, 2010 at 4:00pm, New York City time, or as soon as practicable thereafter.
The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:
(i)	Date of preliminary prospectus: October 18, 2010

(ii)	Dates of distribution: October 18, 2010 — October 28, 2010

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 8

(iv)	Number of prospectuses so distributed: approximately 9,890

(v)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,
MORGAN STANLEY & CO. INCORPORATED
UBS SECURITIES LLC
As representatives of the several Underwriters

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Kenneth G. Pott Name: Kenneth G. Pott
Title: Managing Director

UBS SECURITIES LLC

By:	/s/ Christopher Gastelu Name: Christopher Gastelu
Title: Managing Director

By:	/s/ Kenneth Kim Name: Kenneth Kim
Title: Associate Director